UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number 000-23288

SILICOM LTD.
(Translation of Registrant’s name into English)

14 Atir Yeda St., P.O.Box 2164, Kfar-Sava 4464323, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

The Registrant hereby files its audited Consolidated Financial Statements for the year ended December 31, 2024. In the audited reports filed herewith, the Registrant recorded income taxes of $2,391 thousand, compared with income taxes of $687 thousand on Registrant's previously announced, unaudited results.

Attached hereto as Exhibit 99.1 are Consolidated Financial Statements as of and for the year ended December 31, 2024 (including the notes thereto).

Attached hereto as Exhibit 99.2 is the registrant’s review of its results of operations and financial condition as of and the year ended December 31, 2024.

Attached hereto as Exhibit 99.3 is Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), A member of PricewaterhouseCoopers International Limited.

Attached hereto as Exhibit 99.4 is Management's Annual Report on Internal Control over Financial Reporting.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant)

Date: March 17, 2025	By	/s/ Eran Gilad
Eran Gilad
Chief Financial Officer